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[LOGO]
FOR IMMEDIATE RELEASE
                                         Contact:    Roger Friedberger, ILOG
                                                     (650) 567-8115 (USA)
                                                     +33-1-49083574 (Europe)
                                                     - or  -
                                                     Taylor Rafferty Associates
                                                     (212) 889-4350 (USA)
                                                     +44-207-936-0400  (Europe)

                     ILOG REPORTS RESULTS FOR SECOND QUARTER
                               OF FISCAL YEAR 2000

PARIS, FRANCE- Feb. 1, 2000 - ILOG S.A. (NASDAQ: ILOG and EURO.NM: ILOG), the world's leading provider of software components, today reported revenues of $18.1 million for its second quarter of fiscal year 2000, ended December 31, 1999, and income from operations of $0.6 million. This compares to revenues of $18.3 million and a loss from operations of $1.0 million in the previous year's second quarter. The prior-year loss is after $2.3 million of one-time charges related to a technology acquisition and expenses incurred in listing the company's shares on the Paris Nouveau Marche exchange. Earnings per share during the second quarter of the fiscal year were $.03, compared to a loss of $.08 per share in the previous year's second quarter.

"The quarter's financial performance was in line with our expectations as we wrapped up the `90s, but we're glad 1999 is behind us," stated ILOG CEO Pierre Haren, "Looking forward, we're encouraged by indications of renewed growth in the supply chain management sector, continued growth in the telecom and networking markets and rapid growth in e-business software markets for calendar 2000. As we enter the new year, we believe we have the people, products, partners and customer base to capitalize on these positive market trends."

GROWTH IN ISV SALES AND E-BUSINESS
This quarter, ILOG signed contracts with 20 new ISVs, which increases the company's ISV and OEM partnerships to more than 150. More than one half of the $100,000-plus contracts signed during the second quarter were from partners embedding ILOG products. "Our increasing ISV business reflects the execution of our strategy to expand royalty revenues as an overall percentage of sales," said Haren. "We anticipate increasing royalties in calendar 2000 as companies like Oracle (NASDAQ: ORCL), Siebel Systems (NASDAQ: SEBL), SAP (NYSE:SAP), i2 Technologies (NASDAQ: ITWO) and dozens of others begin to ship new product lines `powered by ILOG' later this year."

Particularly notable during the quarter was an increase in contracts with e-business software suppliers and dot.com companies, who contributed approximately 10% of license fee revenues and accounted for seven of the 20 ISVs new to ILOG. E-business firms are licensing products such as ILOG JRules and the recently introduced ILOG Configurator for customer-focused online applications such as web-based equity lending, corporate e-procurement, product and service configurations, e-business infrastructure and online employee benefits.


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DEMAND FOR ILOG TELECOM PRODUCTS
The quarter saw new business for ILOG visualization components for network management applications among telecommunications companies. This included a push into the fast-growing optical networking market, where many of the companies pioneering this emerging segment are now ILOG customers.

Within the company's worldwide telecommunications business, the European telecom team was particularly active, signing the greatest number of large contracts during the quarter with companies such as TTI - Team Telecom (NASDAQ: TTIL), Alcatel (NYSE:ALA), Bosch and Siemens. ILOG customers in the U.S. market such as Lucent (NYSE:LU) and MCI WorldComm (NASDAQ:WCOM) also signed contracts for ILOG products to be used in network management, network configuration or fault management applications.

Two new ILOG visualization products were unveiled during the second quarter, including ILOG Telecom Graphics Framework (TGF), a new turnkey solution for the user interface of network management applications that was selected by Hewlett-Packard (NYSE: HWP) for its HP OpenView Communications/Service Assurance solutions. The ILOG JViews Component Suite also made its debut, adding new features and new Java Bean packaging that now help it address the need for more intuitive interfaces for collaborative, web-based applications within the supply chain.

OTHER HIGHLIGHTS DURING THE QUARTER
ILOG announced during the quarter that it completed the port of its entire product line to the Red Hat (NASDAQ: RHAT) and SuSE Linux operating systems. With interest growing in Linux for e-business applications running on powerful, PC-class servers, ILOG predicts increasing demand from its enterprise ISV customers for Linux components.

ILOG's Java products business doubled -- to 20% of revenue compared with the previous year's second quarter. ILOG also saw renewed business with some of the world's leading airlines, manufacturers and defense contractors, where ILOG optimization products have long been a mainstay for mission-critical applications such as production planning and resource scheduling.

ABOUT ILOG
ILOG (NASDAQ: ILOG; EURO.NM: ILOG) is the world's leading provider of advanced C, C++ and Java software components for graphics and resource optimization. ILOG products deliver high-performance data visualization for user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rules systems for intelligent agents and real-time data flow control; and components for integrating modules with real-time and relational data sources. ILOG was founded in 1987 and now employs approximately 470 people in seven countries. Visit www.ilog.com for additional information.


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                                    ILOG S.A.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             Three Months Ended                    Six Months Ended
                                                                December 31,                         December 31,
                                                        -----------------------------        -----------------------------
                                                            1999             1998                 1999            1998
                                                            ----             ----                 ----            ----
Revenues:
    LICENSE FEES                                        $ 11,827         $ 11,983            $  20,340        $ 19,886
    SERVICES                                               6,251            6,330               12,056          11,726
                                                        ------------     ------------        -------------    ------------
       TOTAL REVENUES                                     18,078           18,313               32,396          31,612
                                                        ------------     ------------        -------------    ------------

COST OF REVENUES
    LICENSE FEES                                             218              262                  523             477
    SERVICES                                               3,439            3,876                6,360           7,059
                                                        ------------     ------------        -------------    ------------
       TOTAL COST OF REVENUES                              3,657            4,138                6,883           7,536
                                                        ------------     ------------        -------------    ------------

GROSS PROFIT                                              14,421           14,175               25,513          24,076
                                                        ------------     ------------        -------------    ------------

OPERATING EXPENSES
    MARKETING AND SELLING                                  8,618            8,777               15,986          15,048
    RESEARCH AND DEVELOPMENT                               3,266            2,524                6,118           4,763
    GENERAL AND ADMINISTRATIVE                             1,909            1,596                3,916           3,522
    WRITE-OFF OF ACQUIRED INTANGIBLES                         62            1,847                  124           1,908
    NOUVEAU MARCHE                                            --              466                   --             466
                                                        ------------     ------------        -------------    ------------
       TOTAL OPERATING EXPENSES                           13,855           15,210               26,144          25,707
                                                        ------------     ------------        -------------    ------------

INCOME (LOSS) FROM OPERATIONS                                566           (1,035)                (631)         (1,631)
NET INTEREST INCOME (EXPENSE) AND OTHER                        6              (87)                 111            (471)
                                                        ------------     ------------        -------------    ------------

NET INCOME (LOSS)                                       $    572        $  (1,122)           $    (520)       $ (2,102)
                                                        ============     ============        =============    ============

NET INCOME (LOSS) PER SHARE
                  - BASIC                               $   0.04        $   (0.08)           $   (0.04)       $  (0.15)
                  - DILUTED                             $   0.03        $   (0.08)           $   (0.04)       $  (0.15)

SHARE AND SHARE EQUIVALENTS USED IN PER SHARE
CALCULATIONS
                  - BASIC                                 14,279           13,973               14,214          13,927
                  - DILUTED                               16,419           13,973               14,214          13,927



                                                  ILOG S.A.
                              CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                                (IN THOUSANDS)

                                                                           DEC 31           JUNE 30
                                                                            1999              1999
                                                                            ----              ----
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
       ASSETS
       CURRENT ASSETS
           CASH AND CASH EQUIVALENTS                                    $     14,790     $     21,532
           ACCOUNTS RECEIVABLE                                                20,016           14,839
           OTHER RECEIVABLES AND PREPAID EXPENSES                              3,819            4,106
                                                                        -------------    ---------------
              TOTAL CURRENT ASSETS                                            38,625           40,477

       PROPERTY AND EQUIPMENT-NET AND OTHER ASSETS                             4,229            4,529
                                                                        -------------    ---------------

              TOTAL ASSETS                                              $     42,854     $     45,006
                                                                        =============    ===============

       Liabilities and Shareholders' Equity
       CURRENT LIABILITIES
           ACCOUNTS PAYABLE AND ACCRUED EXPENSES                        $     12,231     $     12,796
           CURRENT DEBT                                                        4,102            3,531
           DEFERRED REVENUE                                                    6,165            6,775
                                                                        -------------    ---------------
              TOTAL CURRENT LIABILITIES                                       22,498           23,102

       LONG-TERM PORTION OF DEBT                                               2,008            3,879
                                                                        -------------    ---------------
              TOTAL LIABILITIES                                               24,506           26,981
                                                                        -------------    ---------------

       SHAREHOLDERS' EQUITY
           PAID-IN CAPITAL                                                    63,742           62,424
           ACCUMULATED DEFICIT AND CURRENCY TRANSLATION ADJUSTMENT           (45,394)         (44,399)
                                                                        -------------    ---------------
              TOTAL SHAREHOLDERS' EQUITY                                      18,348           18,025
                                                                        -------------    ---------------

              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $     42,854     $     45,006
                                                                        =============    ===============

DISCUSSION OF FINANCIAL HIGHLIGHTS

SIX-MONTH RESULTS
The company reported revenues of $32.4 million for the six months ended December 31, 1999, an increase of 2% compared to $31.6 million in the prior year. Loss from operations for the six-month period was $0.6 million compared to a $1.6 million loss in the corresponding period of the prior year, which includes the one-time write-offs of acquired intangibles and Nouveau Marche listing expenses totaling $2.4 million. Loss per share for the six-month period was $0.04, compared to a $0.15 per share loss in the corresponding period of the prior year.

REVENUES AND GROSS MARGIN
Revenues in the quarter declined by 1%, with license revenues and service revenues both decreasing by 1% over the same period in the preceding year. The revenue stability was achieved despite a slowdown in the quarter due to Y2K spending deferrals. Overall gross margin for the quarter improved from 77% to 80% in the same period of the preceding year due to a greater mix of higher-margin maintenance revenues.

OPERATING EXPENSES
Marketing and selling expenses for the quarter decreased by 2% over the same period in the prior year as a result of the rebalancing of resources following the reorganization in the preceding quarter.

Research and development expenses for the quarter, net of government funding, increased by 29% over the same period in the prior year, reflecting continuing R&D investment on new products such as ILOG Configurator and ILOG TGF and lower government research and development funding which was $115,000 in the quarter compared to $274,000 for the same period in the preceding year.

General and administrative expenses for the quarter increased by 20% over the same period in the prior year related to improving the company's information systems and Internet infrastructure in association with the Company's Y2K preparedness program.

OTHER INCOME (EXPENSE)
Net interest and other income (expense) for the quarter decreased from $(87,000) to $6,000 over the same period in the prior year due to realized and unrealized currency fluctuations. Currency fluctuations did not have a material effect on the company's income from operations, net income or earnings per share for the quarter ended December 31, 1999.

BALANCE SHEET
Cash at December 31, 1999 decreased to $14.8 million from $21.5 million at June 30, 1999, due to the operating loss for the six-month period, repayment of debt and growth in accounts receivable, which included at December 31, 1999, $5.5 million due from a strategic customer that was collected in January 2000. Days sales outstanding of receivables was 100 days at December 31, 1999, compared to 82 days at September 30, 1999. The increase reflects the impact of the payment terms associated with the previously mentioned $5.5 million receivable.

Debt during the six-month period decreased from $7.4 million to $ 6.1 million at December 31, 1999, reflecting scheduled repayments of loans related to the Company's acquisition of CPLEX Optimization, Inc. in 1997. Shareholders' paid-in capital increased in the six-month period by approximately $1.3 million to $63.7 million at December 31, 1999, reflecting the purchase of shares by employees under the Company's stock option and share purchase plans. At December 31, 1999, the Company had 14.4 million shares issued and outstanding compared to 14.1 million at June 30, 1999.

FORWARD-LOOKING INFORMATION

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the evolution, growth and profitability of the Company's existing and new products, including ILOG Configurator, in the e-business software market; the success of the Company's ISV strategy; the demand for Linux based products; the economic, political and currency risks associated with the company's European, North American and Asian operations; the timing and seasonality of significant revenues; and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 1999, which is on file with the United States Securities and Exchange Commission.


                                      # # #


ILOG and CPLEX are registered trademarks of ILOG. All other company and product names are trademarks or


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registered trademarks of their respective owners.



                RESULTS AND PRESS RELEASE FOR FRENCH SHAREHOLDERS

A translation of this press release in the French language and with the financial statements expressed in French Francs is also available.